UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 26 October, 2007

The Manager Companies
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of the Novogen Annual General Meeting

In accordance with Listing Rule 3.12.2 and Section 251AA of the Corporations Act the details of the resolutions and the proxies received in respect of each resolution are set out in the following summary.

Yours faithfully

Ron Erratt
Company Secretary
26 October, 2007

	Novogen Limited			Proxy Summary
	Annual General Meeting			26 October 2007

2	To adopt the Remuneration Report for the year ended 30 June 2007

The instructions given to validly appointed proxies in respect of the resolution were as follows:
	In Favour	Against	Abstention	Proxy's discretion
	16,344,350	1,086,047	727,004	1,432,311

The motion was carried on a show of hands as an ordinary resolution.

3	To re-elect Mr Geoffrey M Leppinus as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:
	In Favour	Against	Abstention	Proxy's discretion
	16,887,595	547,823	723,483	1,430,811

The motion was carried on a show of hands as an ordinary resolution.

4	To adopt the amendments to Employee Share Option Plan

The instructions given to validly appointed proxies in respect of the resolution were as follows:
	In Favour	Against	Abstention	Proxy's discretion
	13,805,512	3,472,780	894,909	1,416,511

The motion was carried on a show of hands as an ordinary resolution.

5	To approve the Employee Share Option Plan under Rule 7.1 of the ASX Listing Rules

The instructions given to validly appointed proxies in respect of the resolution were as follows:
	In Favour	Against	Abstention	Proxy's discretion
	13,515,946	3,465,568	657,870	1,417,511

The motion was carried on a show of hands as an ordinary resolution.

6	To approve the Issue of Options to Christopher Naughton

The instructions given to validly appointed proxies in respect of the resolution were as follows:
	In Favour	Against	Abstention	Proxy's discretion
	12,552,759	4,202,324	845,040	1,416,511

The motion was carried on a show of hands as an ordinary resolution.

7	To approve the Issue of Options to Alan Husband

The instructions given to validly appointed proxies in respect of the resolution were as follows:
	In Favour	Against	Abstention	Proxy's discretion
	13,344,826	4,063,341	765,034	1,416,511

The motion was carried on a show of hands as an ordinary resolution.